Exhibit 99.1

March 14, 2023

INFORMATION REGARDING TRADING SUSPENSION IN CONNECTION WITH U.S. REREGISTRATION PROCESS AND NOTICE OF TICKER CHANGE

Bermuda, March 13, 2023: Reference is made to the press release published by Cool Company Ltd. (“CoolCo” or the “Company”) on February 14, 2023 regarding the Company’s public filing of a registration statement with the U.S. Securities and Exchange Commission to list its common shares on the New York Stock Exchange (“NYSE”) and on March 10, 2023 regarding the conclusion of the regulatory review process for the NYSE Listing and the update on the trading suspension.

In connection with the listing of the Company’s shares on the NYSE and to facilitate the transfer of the Company’s shares between the NYSE and Euronext Growth Oslo, the Company will amend the registration structure for its shares (the “Reregistration Process”). A trading suspension of the Company’s shares will be required in connection with the Reregistration Process (the “Trading Suspension”). Further, the Company will change its ticker code on Euronext Growth Oslo from “COOL” to CLCO” effective from and including March 17, 2023.

Details on the Trading Suspension in CoolCo’s Shares

Due to the technical settlement requirements of Euronext Securities Oslo (the “VPS”), the central securities depository in Norway where the Company’s shares are registered, the Trading Suspension will be required from and including March 15, 2023 to and including March 16, 2023. Oslo Børs has approved the Company’s request for the Trading Suspension.

During the Trading Suspension, the Company’s shares will be temporarily suspended from trading on Euronext Growth Oslo. From the perspective of an investor holding the Company’s shares in the VPS, the last settlement cycle for shares traded prior to the Trading Suspension will take place on March 16, 2023. Investors trading in the Company’s shares prior to start of the Trading Suspension should not agree to settlement periods that would provide for settlement after March 16, 2023. Any such trades with settlement after March 16, 2023 are expected to be cancelled.

Following completion of the Reregistration Process, the Trading Suspension will end and the Company’s shares will resume trading as normal, which is expected to occur from and including the start of trading on March 17, 2023.

Set out below is the anticipated timeline of the Trading Suspension:

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March 14, 2023: Last day of trading in the Company’s shares on Euronext Growth Oslo prior to the Trading Suspension. All trades done on March 14, 2023 must be executed with regular settlement T+2 or shorter.

-	March 15, 2023: Trading Suspension on Euronext Growth Oslo.

-	March 16, 2023: Trading Suspension on Euronext Growth Oslo. Reregistration Process expected to be completed.

-	March 17, 2023: Expected end of the Trading Suspension and the Company’s shares will resume normal trading from start of trading on Euronext Growth Oslo.

No action is required by an investor holding shares in the VPS in connection with the Trading Suspension, and investors’ holdings will continue to be registered in the VPS.

Reference is made to the press release published by the Company on February 14, 2023 for further details on the effects of the Reregistration Process on procedures for exercising shareholder rights, etc.

Details on Ticker Change

In connection with the listing of the Company’s shares on the NYSE, the Company’s ticker code on Euronext Growth Oslo will change from “COOL” to “CLCO”. The change will take effect from and including March 17, 2023.

ABOUT COOLCO

CoolCo is a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers. Using its integrated, in-house vessel management platform, CoolCo provides charterers and third-party LNG vessel owners with modern and flexible management and transportation solutions, delivering a lesser-emitting form of energy that supports decarbonization efforts, economic growth, energy security, and improvements in quality of life. CoolCo intends to leverage its industry relationships to make further accretive acquisitions of in-service LNGCs, and to selectively pursue newbuild opportunities.

Additional information about CoolCo can be found at www.coolcoltd.com.

For further information, please contact:

ir@coolcoltd.com

Forward-looking Statements

This press release contains forward-looking statements which include statements with respect to the Company’s planned listing on the NYSE, including the expected timing thereof and plans with respect to amending the registration structure for our shares, including a planned suspension of trading and the expected timing thereof, our business and other non-historical statements.  Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based on our current estimates or expectations of future events or future results and are subject to risks and uncertainties and actual results could differ materially from those indicated by these statements, including risks described under the section captioned “Risk Factors,” in  CoolCo’s registration statement on Form 20-F filed with the SEC on March 7, 2023, which contains additional information about factors that could affect actual results, including risks relating to our industry, business operations, financing and liquidity, regulation and other risks described in the registration statement.  The forward-looking statements included in this press release are made and based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.